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July 22, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford

Anne Parker

Eiko Yaoita Pyles

Jean Yu

Division of Corporation Finance

Office of Manufacturing

Re:	NextGen Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed June 25, 2021

File No. 333-256168

Ladies and Gentlemen:

On behalf of our client, NextGen Acquisition Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 21, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on June 25, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

July 22, 2021

Amendment No. 1 to Registration Statement on Form S-4

Xos, page 2

1.	We note your response to prior comment 1 and your revised disclosure that as of "June 1, 2021, we have delivered 32 vehicles." Please also disclose how many vehicles you expect to deliver in 2021 and quantify the vehicles representing the 90% of the aforementioned contracted non-option orders by the end of 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 7, 109, 194, 200 and 219 of the Amended Registration Statement.

Interests of NextGen's Directors and Executive Officers in the Business Combination, page 12

2.	While we note your revisions to our prior comments in this section describing the benefits to the Sponsor and NextGen's directors and executive officers in comparison to the NextGen Shareholders and warrant holders generally in the bullet points on pages 12 through 14. Please revise the paragraph prior to your bullet point disclosure to summarize such benefits in a clear and direct manner.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 12, 54 and 125 of the Amended Registration Statement.

Projected Financial Information, page 121

3.	We note your revisions in response to prior comment 13 regarding your assumptions. Please expand your disclosure to identify other key assumptions beyond the three you identify. For example, we note you reference "increased demand and rate of sales orders;" an "increase of expected average sales price" and "an increase in customer subscriptions" among other disclosures.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 123 and 124 of the Amended Registration Statement. The Company respectfully advises the Staff that the Company has thoughtfully considered the key assumptions underlying its projections and that, taking into account the additional disclosures in the Amended Registration Statement, the Company believes that all of the key assumptions are disclosed appropriately. The disclosure also includes quantitative information related to the assumptions to the extent it may be helpful to investors to understand the framework and underpinnings of the Company’s projections, other than highly confidential and competitive sensitive information that would cause material and irreparable harm to the Company, such as quantitative inputs related to each of the key assumptions. More importantly, the information included, both qualitatively and quantitively, provide investors with the information necessary to understand the Company’s assumptions and framework for its projections. The Company respectfully submits that providing more detailed information around quantitative inputs would not provide investors with a materially better understanding of how the Company derived its estimates. Disclosure of such highly confidential and competitively sensitive information could have a material adverse impact on the Company’s ability to negotiate pricing with suppliers and vendors and product pricing determinations, as well as harm the Company’s ability to compete in the market once it achieves commercialization. Accordingly, the Company respectfully advises the Staff that the disclosure, as revised in the Amended Registration Statement, includes all of the key assumptions necessary and appropriate for investors.

July 22, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 170

4.	We refer you to the third paragraph on page 170. Your disclosure refers to the objectives of the preparation requirements under the legacy pro forma rules and are no longer applicable under the amended rules. Please revise your disclosures accordingly. Refer to Release No. 33-10786.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 170 of the Amended Registration Statement.

5.	Your pro forma income statements appear to be prepared assuming that the conversion of Xos’ notes payable occurred on January 1, 2020. Please revise to include this information in the introductory paragraph, or explain how you believe adjustments (CC), (DD), and (EE) comply with the requirements in Article 11 of Regulation S-X and Release No. 33- 10786.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 170 of the Amended Registration Statement.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 176

6.	Your response to prior comment 17 indicates that you revised your presentation to reclassify the transaction fees from APIC to accumulated deficit. As the business combination will be accounted for as a reverse recapitalization transaction, qualifying transaction costs incurred by the target company should be charged directly to equity. In this regard, please revise your presentation in the pro forma balance sheet to reflect the adjustment for transaction costs against APIC. Refer to SAB Topic 5.A. Additionally, revise the related disclosure in the notes to the pro forma financial statement to be consistent with the presentation reflected in the pro forma balance sheet (Note C).

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 172 and 176 of the Amended Registration Statement.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations Note (EE), page 178

7.	Please revise to reflect the recognized loss on extinguishment of convertible debt in your pro forma income statement for the year ended December 31, 2020, if prepared assuming that the conversion of Xos’ notes payable occurred on January 1, 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 175 of the Amended Registration Statement.

*    *    *    *

July 22, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Patrick Ford

NextGen Acquisition Corporation

cc:	Dakota Semler

Xos, Inc.

cc:	Giordano Sordoni

Xos, Inc.

cc:	June S. Dipchand

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Dave Peinsipp

Cooley LLP

cc:	Dave Young

Cooley LLP

cc:	Kristin VanderPas

Cooley LLP

cc:	Garth Osterman

Cooley LLP